EXHIBIT 99.2

May 30, 2023

Eldorado Gold Corporation

1188-550 Burrard Street

Bentall 5

Vancouver, British Columbia

V6C 2B5

Canada

Re: Prospectus Supplement Filed Pursuant to General Instruction II.L of Form F-10

We hereby consent to the reference to our opinion under the heading “Certain Canadian Federal Income Tax Considerations” and to the references of our name on page ii and under the heading “Legal Matters” in this Prospectus Supplement of Eldorado Gold Corporation (the “Company”) filed pursuant to General Instruction II.L of Form F-10, which formed part of the Registration Statement on Form F-10 filed by the Company with the United States Securities and Exchange Commission (File No. 333-272043).

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Yours truly,

“Blake, Cassels & Graydon LLP”

Blake, Cassels & Graydon LLP